                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*
                          RICHARDSON ELECTRONICS, LTD.
                                (NAME OF ISSUER)
                          COMMON STOCK, $.05 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)
                                    76316510
                                 (CUSIP NUMBER)
                           CHRISTOPHER HILBERT, ESQ.
                         LORD DAY & LORD, BARRETT SMITH
                       1675 BROADWAY, NEW YORK, NY 10019
                                 (212) 969-6416
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)
                                JANUARY 20, 1994
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be 'filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 76316510

   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Desai Capital Management Incorporated
      13-3229933
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a)  [ ]
                                                                                                    (b)  [x]
   3  SEC USE ONLY
   4  SOURCE OF FUNDS*
      AF
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            [ ]
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York

          NUMBER OF              7  SOLE VOTING POWER
            SHARES                      0
         BENEFICIALLY            8  SHARED VOTING POWER
           OWNED BY                     518,906 Shares
             EACH                9  SOLE DISPOSITIVE POWER
          REPORTING                     0
            PERSON              10  SHARED DISPOSITIVE POWER
             WITH                       518,906 Shares

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      518,906 Shares
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             [ ]
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.49%
  14  TYPE OF REPORTING PERSON*
      IA, CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 76316510

   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Rohit Mojilal Desai
      ###-##-####
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a) [ ]
                                                                                                     (b) [x]
   3  SEC USE ONLY
   4  SOURCE OF FUNDS*
      AF
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            [ ]
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA

          NUMBER OF              7  SOLE VOTING POWER
            SHARES                      0
         BENEFICIALLY            8  SHARED VOTING POWER
           OWNED BY                     518,906 Shares
             EACH                9  SOLE DISPOSITIVE POWER
          REPORTING                     0
            PERSON              10  SHARED DISPOSITIVE POWER
             WITH                       518,906 Shares

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      518,906 Shares
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             [ ]
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.49%
  14  TYPE OF REPORTING PERSON*
      IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 76316510

     This Amendment Number 6 amends the Schedule 13D, dated March 17, 1988, as amended on August 23, 1988, January 9, 1990, November 7, 1991, February 22, 1993, and November 18, 1993, filed by Equity-Linked Investors, L.P., Rohit M. Desai Associates, Desai Capital Management Incorporated and Rohit M. Desai, in connection with the Common Stock, $.05 par value, of Richardson Electronics, Ltd. (the 'Company'); such Schedule 13D is hereby amended in its entirety and is restated (including all prior amendments) as follows:

ITEM 1 SECURITY AND ISSUER.

     This statement relates to the Common Stock, $.05 par value, of Richardson Electronics, Ltd. (the 'Company'). The address of the Company's principal executive offices is 40W267 Keslinger Road, LaFox, Illinois 60147.

ITEM 2 IDENTITY AND BACKGROUND.

     This Statement is filed by Desai Capital Management Incorporated ('DCMI') and Rohit M. Desai, each of whom may be deemed to be the beneficial owners of securities owned directly by Equity-Linked Investors, L.P. ('ELI-I'), Equity-Linked Investors-II ('ELI-II') and the Vanguard Convertible Securities Fund, Inc. ('Vanguard').

     ELI-I and ELI-II are New York limited partnerships whose principal business is investing in a portfolio of convertible debt securities, convertible preferred stock and other debt securities with equity features.

     Vanguard is a publicly-traded mutual fund.

     Rohit M. Desai Associates ('RMDA-I') is a New York general partnership and is the general partner of ELI-I. Rohit M. Desai Associates-II ('RMDA-II') is a New York general partnership and is the general partner of ELI-II. RMDA-I has no business activities other than acting as ELI-I's general partner. RMDA-II has no business activities other than acting as ELI-II's general partner. The partners of RMDA-I and RMDA-II are Rohit M. Desai, Katharine B. Desai and the Rohit M. Desai Family Trust (of which Katharine B. Desai and Joseph F. McDonald are the trustees under a trust agreement dated July 1, 1987).

     DCMI is a New York corporation whose principal business is that of an investment adviser. DCMI acts as investment adviser to Vanguard, ELI-I and ELI-II. The sole stockholder of DCMI is Rohit M. Desai. The directors of DCMI are Rohit M. Desai and Katharine B. Desai. Rohit M. Desai, Katharine B. Desai, Gilbert W. Sanborn, Carlos A. Gonzalez, Antoine G. Treuille, John P. McGinnis, Kathy T. Abramson, Damon H. Ball, J. Lyons Brewer, Thomas P. Larsen, Daniel G. Pine, Timothy R. Kelleher and Richard D. Wallman are officers of DCMI.

     The address of the principal business and principal office of DCMI is 540 Madison Avenue, 36th Floor, New York, NY 10022.

     The present principal occupation and employment of Rohit M. Desai, who is a citizen of the United States, is as the president, treasurer and chairman of the board of directors of DCMI and as the managing general partner of RMDA-I, the general partner of ELI-I, and as the managing general partner of RMDA-II, the general partner of ELI-II. The present principal occupation and employment of Katharine B. Desai, who is a United States citizen, is as the secretary and director of DCMI. The present principal occupation and employment of Joseph F. McDonald, who is a United States citizen, is as a member of the law firm of Lord Day & Lord, Barrett Smith. The present principal occupation and employment of Gilbert W. Sanborn, who is a United States citizen, is as senior vice president of DCMI. The present principal occupation and employment of Carlos A. Gonzalez, who is a United States citizen, is as senior vice president of DCMI. The present principal occupation and employment of John P. McGinnis, who is a United States citizen, is as senior vice president of DCMI. The present principal occupation and employment of Antoine G. Treuille, who is a United States Citizen, is as senior vice president of DCMI. The present principal occupation and employment of Kathy T. Abramson, who is a United States citizen, is as vice president of DCMI. The present principal occupation and employment of Damon H. Ball, who is a United States citizen, is as vice president of DCMI. The present principal occupation and employment of J. Lyons Brewer, who is a United States citizen, is as vice president of DCMI. The present principal occupation and employment of Daniel G. Pine, who is a United States citizen, is as vice president of DCMI. The present principal occupation and employment of Thomas P.

CUSIP No. 76316510

Larsen, who is a United States citizen, is a as vice president of DCMI. The present principal occupation and employment of Timothy R. Kelleher, who is a United States citizen, is as assistant vice president of DCMI. The present principal occupation and employment of Richard D. Wallman, who is a United States citizen, is as assistant vice president of DCMI. The business address of each of these individuals, except Joseph F. McDonald, is the same as that of DCMI. The business address of Joseph F. McDonald is c/o Lord Day & Lord, Barrett Smith, 1675 Broadway, New York, New York 10019-5874.

     Since  January 6, 1983 neither ELI-I,  RMDA-I, ELI-II, RMDA-II, DCMI, Rohit
M. Desai, Katharine B. Desai, the Rohit M. Desai Family Trust, Joseph F. McDonald, Gilbert W. Sanborn, Carlos A. Gonzalez, John P. McGinnis, Antoine G. Treuille, Kathy T. Abramson, Damon H. Ball, J. Lyons Brewer, Daniel G. Pine, Thomas P. Larsen, Timothy R. Kelleher nor Richard D. Wallman has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Since January 6, 1983, neither ELI-I, RMDA-I, ELI-II, RMDA-II, DCMI, Rohit M. Desai, Katharine B. Desai, the Rohit M. Desai Family Trust, Joseph F. McDonald, Gilbert W. Sanborn, Carlos A. Gonzalez, John P. McGinnis, Antoine G. Treuille, Kathy T. Abramson, Damon H. Ball, J. Lyons Brewer, Daniel G. Pine, Thomas P. Larsen, Timothy R. Kelleher nor Richard D. Wallman has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On January 13, 1993 Vanguard purchased $570,000 principal amount of the Company's 7.25% Convertible Subordinated Debentures due December 15, 2006 (the 'Debentures') in an open market transaction at a price of $82.00 per $100 face amount. Since December 1986, ELI-I has acquired $7,110,000 principal amount of the Debentures and 119,001 shares of the Company's Common Stock, $.05 par value ('Common Stock'). ELI-II has acquired $4,836,000 principal amount of the Debentures and 103,500 shares of the Company's Common Stock. Vanguard has acquired $3,570,000 principal amount of the Debentures (including the January 13, 1993 purchase). In making these purchases, ELI-I used working capital from its operating account, which is funded by capital contributions from ELI-I's limited partners and gains and proceeds from ELI-I's investment portfolio. ELI-II used working capital from its operating account, which is funded by capital contributions from ELI-II's limited partners and gains and proceeds from ELI-II's investment portfolio. Vanguard used working capital from funds on deposit from shareholders and gains and proceeds from Vanguard's investment portfolio.

ITEM 4. PURPOSE OF TRANSACTION.

     ELI-I, ELI-II and Vanguard have purchased the Company's Debentures and Common Stock in the ordinary course of their respective businesses solely for investment purposes. Such Debentures grant the holders thereof the right to convert the Debentures into shares of the Company's Common Stock, $.05 par value, at the rate of $21.14 per share of principal amount of Debentures exchanged thereof, subject to adjustment.

     Neither ELI-I, ELI-II, Vanguard, RMDA-I, RMDA-II, DCMI, Rohit M. Desai, Katharine B. Desai, the Rohit M. Desai Family Trust, Joseph F. McDonald, Gilbert
W. Sanborn, Carlos A. Gonzalez, Antoine G. Treuille, John P. McGinnis, Kathy T. Abramson, Damon H. Ball, J. Lyons Brewer, Thomas P. Larsen, Daniel G. Pine, Timothy R. Kelleher nor Richard D. Wallman has any plans or proposals which relate to or would result in:

          (a) the acquisition by any person of additional securities of the issuer or the disposition of securities of the Company, except that ELI-I, ELI-II, Vanguard and/or DCMI may from time to time and in furtherance of their respective investment programs, obtain one or more shares of the issuer's Common Stock through the conversion of the Debentures, and/or acquire (for investment) or dispose of Debentures, Common Stock or any other securities of the issuer;

          (b)   an  extraordinary  corporate  transaction,  such  as  a  merger,
     reorganization  or  liquidation,  involving  the  issuer  or  any  of   its
     subsidiaries;

          (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

CUSIP No. 76316510
          (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the issuer;

          (f) any other material change in the issuer's business or corporate structure;

          (g) any change in the issuer's charter or by-laws;

          (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     As of the date of Amendment No. 5, ELI-I directly owned $5,110,000 principal amount of the Company's Debentures and 119,001 shares of the Company's Common Stock. This constituted beneficial ownership of approximately 4.36% of the Company's Common Stock. ELI-II directly owned $3,436,000 principal amount of the Company's Debentures and 103,500 shares of the Company's Common Stock. This constituted beneficial ownership of approximately 3.24% of the Company's Common Stock. Vanguard directly owned $2,970,000 principal amount of the Company's Debentures. This constituted beneficial ownership of approximately 1.72% of the Company's Common Stock. ELI-I, ELI-II and Vanguard directly owned a total of $11,516,000 principal amount of the Company's Debentures (convertible into approximately 544,749 shares of the Company's Common Stock) and ELI-I and ELI-II directly owned 222,501 shares of the Company's Common Stock. As of such date each of DCMI and Rohit M. Desai could be deemed to be the beneficial owner, for purposes of this Schedule 13D, of the entire 767,250 shares of the Company's Common Stock if all of the holdings of ELI-I, ELI-II and Vanguard were combined, which would constitute beneficial ownership of approximately 8.94% of the outstanding shares of the Company's Common Stock.

     As of the date of this Amendment No. 6, ELI-I directly owns $2,110,000 principal amount of the Company's Debentures and 119,001 shares of the Company's Common Stock. ELI-II directly owns $1,336,000 principal amount of the Company's Debentures and 103,500 shares of the Company's Common Stock. Vanguard directly owns $2,720,000 principal amount of the Company's Debentures. ELI-I, ELI-II and Vanguard directly own a total of $6,266,000 principal amount of the Company's Debentures (convertible into approximately 296,405 shares of the Company's Common Stock) and ELI-I and ELI-II directly own 222,501 shares of the Company's Common Stock. Each of DCMI and Rohit M. Desai could be deemed to be the beneficial owner, for purposes of this Schedule 13D, of the entire 518,906 shares of the Company's Common Stock if all of the holdings of ELI-I, ELI-II and Vanguard were combined, which would constitute beneficial ownership of approximately 4.49% of the outstanding shares of the Company's Common Stock.

     The power to vote, to convert, or to dispose of or to direct the voting, conversion, or disposal of Common Stock or Debentures held by ELI-I is vested in RMDA-I as general partner of ELI-I, but such decisions (and similar decisions with respect to the rest of ELI-I's investment portfolio) may also be made by DCMI under an investment and advisory agreement between ELI-I and DCMI. The power to vote, to convert, to dispose of, or to direct the voting, conversion, or disposal of, any Common Stock or Debentures held by ELI-II is vested in RMDA-II as general partner of ELI-II, but such decisions (and similar decisions with respect to the rest of ELI-II's investment portfolio) may also be made by DCMI under an investment and advisory agreement between ELI-II and DCMI. The power to convert or dispose of, or to direct the conversion or disposal of any securities held by Vanguard is vested in DCMI under an investment and advisory agreement between Vanguard and DCMI. Rohit M. Desai is the managing general partner of RMDA-I and RMDA-II and the sole stockholder, chairman of the board of directors, president and treasurer of DCMI. Katharine B. Desai is the secretary and a director of DCMI, a general partner of RMDA-I and RMDA-II and a trustee of the Rohit M. Desai Family Trust. The Rohit M. Desai Family Trust is a general partner of RMDA-I and RMDA-II. Joseph F. McDonald

CUSIP No. 76316510

is a trustee of the Rohit M. Desai Family Trust. Gilbert W. Sanborn, Carlos A. Gonzalez, Antoine G. Treuille and John P. McGinnis are senior vice presidents of DCMI. Kathy T. Abramson, Damon H. Ball, J. Lyons Brewer, Thomas P. Larsen and Daniel G. Pine are vice presidents of DCMI. Timothy R. Kelleher and Richard D. Wallman are assistant vice presidents of DCMI.

     Accordingly for purposes of Schedule 13D, DCMI and Rohit M. Desai may each be deemed to share the power to vote or to direct the vote and may be deemed to share the power to dispose or to direct the disposition with respect to the securities held by ELI-I and ELI-II and DCMI and Rohit M. Desai may be deemed to share the power to dispose or to direct the disposition with respect to the securities held by Vanguard and therefore each may be deemed to be a beneficial owner with respect to the securities.

     Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, DCMI, RMDA-I, RMDA-II, Rohit M. Desai, Katharine B. Desai, the Rohit M. Desai Family Trust, Joseph F. McDonald, Gilbert W. Sanborn, Carlos A. Gonzalez, Antoine G. Treuille, John P. McGinnis, Kathy T. Abramson, Damon H. Ball, J. Lyons Brewer, Thomas P. Larsen, Daniel G. Pine, Timothy R. Kelleher and Richard D. Wallman hereby declare that the filing of this Statement shall not be construed as an admission that any person other than ELI-I, ELI-II, or Vanguard is the beneficial owner of any securities covered by this Statement, or that ELI-I, ELI-II, or Vanguard is the beneficial owner of any securities held by the others.

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.

     During the sixty days preceding the filing of Amendment No. 4, no transactions in the class of securities reported, other than the purchase of the Debentures on January 13, 1993, were effected by any person reporting on this Statement.

     On October 14, 1993, (i) ELI-I disposed of $2,000,000 principal amount of the Debentures in an open market transaction at a price of $76.00 per $100 face amount, (ii) ELI-II disposed of $1,400,000 principal amount of the Debentures in an open market transaction at a price of $76.00 per $100 face amount and (iii) Vanguard disposed of $600,000 principal amount of the Debentures in an open market transaction at a price of $76.00 per $100 face amount.

     During the sixty days preceding the filing of Amendment No. 5, no transactions in the class of securities reported, other than the disposal of the Debentures on October 14, 1993, were effected by any person reporting on this Statement.

     On December 2, 1993 Vanguard sold $250,000 principal amount of the Debentures in an open market transaction at a price of $78.00 per $100 face amount.

     On January 20, 1994, (i) ELI-I sold $2,900,000 principal amount of the Debentures in an open market transaction at a price of $79.50 per $100 face amount and (ii) ELI-II disposed of $2,100,000 principal amount of the Debentures in an open market transaction at a price of $79.50 per $100 face amount.

     During the sixty days preceding the filing of this Amendment No. 6, no transactions in the class of securities reported, other than the sale of the Debentures on December 2, 1993 and January 20, 1994, were effected by any person reporting on this Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Neither ELI-I, ELI-II, RMDA-I, RMDA-II, DCMI, Rohit M. Desai, Katharine B. Desai, the Rohit M. Desai Family Trust, Joseph F. McDonald, Gilbert W. Sanborn, Carlos A. Gonzalez, Antoine G. Treuille, John P. McGinnis, Kathy T. Abramson, Damon H. Ball, J. Lyons Brewer, Thomas P. Larsen, Daniel G. Pine, Timothy R. Kelleher nor Richard D. Wallman is party to any other contract, arrangement, understanding or relationship specifically relating to any securities of the Company.

     ELI-I, ELI-II, and Vanguard have each contracted with DCMI for DCMI to provide investment advisory and other services to each of ELI-I, ELI-II, and Vanguard. Pursuant to their respective investment and advisory contracts, DCMI may exercise investment power and voting power with respect to the investment portfolios of ELI-I and ELI-II, and may exercise investment power with respect to the investment portfolio of Vanguard. For its services under these investment and advisory

CUSIP No. 76316510

agreements DCMI receives a management fee from each of ELI-I, ELI-II, and Vanguard generally based on the value of their respective portfolios.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     1. Investment and Advisory Agreement between ELI-I and DCMI, as amended.

     2. Investment and Advisory Agreement between ELI-II and DCMI.

     3. Investment and Advisory Agreement between Vanguard and DCMI.

     4. Joint Filing Agreement regarding the filing of this Statement.

     5. Amended Joint Filing Agreement regarding the filing of this Statement.

     6. Power-of-Attorney authorizing Kathy T. Abramson to sign on behalf of Rohit M. Desai.

             [THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

CUSIP No. 76316510

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement, which is being filed on behalf of each of the undersigned, is true, complete and correct.

Date: January  31, 1994

                                          DESAI CAPITAL MANAGEMENT INCORPORATED

                                          By        /s/ KATHY T. ABRAMSON
                                             ...................................
                                                     KATHY T. ABRAMSON
                                                    ATTORNEY-IN-FACT FOR
                                                 ROHIT M. DESAI, PRESIDENT

                                                   /s/ KATHY T. ABRAMSON
                                           .....................................
                                                    KATHY T. ABRAMSON
                                                   ATTORNEY-IN-FACT FOR
                                                      ROHIT M. DESAI